SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*

                         Lions Gate Entertainment Corp.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                    535919203
                                 (CUSIP Number)

                              Keith Schaitkin, Esq.
                                Icahn Capital LP
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 30, 2009
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

Item 1. Security and Issuer

     The Schedule 13D filed with the Securities and Exchange Commission on October 20, 2008 (the "Initial 13D") by the Reporting Persons with respect to the shares of Common Stock, no par value (the "Shares"), issued by Lions Gate Entertainment Corp. (the "Issuer"), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 4. Purpose of Transaction

     Item 4 of the Initial 13D is hereby amended to add the following:

     On March 30, 2009, the Reporting Persons issued a press release regarding the pending tender offer for the Issuer's convertible senior subordinated notes, a copy of which is filed herewith as an exhibit and incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     Item 6 of the Initial 13D is hereby amended by adding the following:

     The information set forth in Item 4 above is incorporated herein by reference.

Item 7. Exhibits

     1. Press Release dated March 30, 2009

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2009

HIGH RIVER LIMITED PARTNERSHIP
         By: Hopper Investments LLC, general partner
         By: Barberry Corp., sole member

         By:  /s/ Edward Mattner
              ------------------
              Name: Edward Mattner
              Title: Authorized Signatory

HOPPER INVESTMENTS LLC
         By: Barberry Corp., sole member

         By:  /s/ Edward Mattner
              ------------------
              Name: Edward Mattner
              Title: Authorized Signatory

BARBERRY CORP.

         By:  /s/ Edward Mattner
              ------------------
              Name: Edward Mattner
              Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND II LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND III LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN OFFSHORE LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN ONSHORE LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN CAPITAL LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

IPH GP LLC

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN ENTERPRISES HOLDINGS L.P.
         By: Icahn Enterprises G.P. Inc., its general partner

         By:  /s/ Dominick Ragone
              -------------------
              Name: Dominick Ragone
              Title: Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By:  /s/ Dominick Ragone
     -------------------
     Name: Dominick Ragone
     Title: Chief Financial Officer

BECKTON CORP.

By:  /s/ Edward E. Mattner
     ---------------------
     Name: Edward E. Mattner
     Title: Authorized Signatory


/s/ Carl C. Icahn
-----------------
CARL C. ICAHN


              [Signature Page of Amendment No. 9 to Schedule 13D -
                         Lions Gate Entertainment Corp.]

                                                                       EXHIBIT 1
                                                                       ---------


                             FOR IMMEDIATE RELEASE

                          ICAHN COMMENTS ON LIONS GATE
                      POSITION REGARDING DEBT TENDER OFFER


New York, New York, March 30, 2009
Contact: Susan Gordon (212) 702-4309

Carl C. Icahn released the following statement today in response to the March 26, 2009 press released issued by Lions Gate:

     In its press release, Lions Gate correctly points out that noteholders may require Lions Gate to repurchase the 2.9375% notes and 3.625% notes in 2011 and 2012, respectively, and that a "Change in Control" - triggered by ownership of more than 20% of the equity - could result in an event of default under the credit facility, resulting in a cross-default and acceleration of Lions Gate's obligations under the notes. In turn, this could trigger accelerated repayment obligations under both the credit facility and the notes. However, the company fails to communicate whether its current liquidity position would be sufficient to meet such obligations.

     The company's public filings show that, as of December 31, 2008, there was $131 million in unrestricted cash on the balance sheet. The company recently closed its $255 million all cash acquisition of the TV Guide Network. The company has said it did not tap the revolver to close this acquisition, but if so, where did it get the extra cash?

     In the event of a "Change in Control", the Company's payment obligations under both the $325 million in notes and any amount drawn on the revolver could be accelerated. If this occurred, the company would face either a refinancing or restructuring. Because any consideration of refinancing must take into account the difficult state of the current credit markets, one is left to speculate how the company would meet this demand without restructuring?

     If the company is forced to restructure, we believe that much of the company's equity would end up being owned by the debt holders, and that in the long run, due primarily to the company's library assets, these assets would provide the noteholders full "recovery value" if managed properly. The other noteholders, when considering my tender, should ask themselves whether or not they believe the same.

All inquiries regarding the offer (the "Offer") by Mr. Icahn's affiliates (collectively, the "Offeror") to purchase for cash any and all of the outstanding 2.9375% Convertible Senior Subordinated Notes due 2024 and 3.6250% Convertible Senior Subordinated Notes due 2025 of Lions Gate Entertainment Inc. (collectively, the "Notes") should be directed to Edward McCarthy or Kristian Klein of D.F. King & Co., Inc., the Information Agent for the Offer, at (212) 269-5550. The terms and conditions of the Offer are set forth in an Offer to Purchase and other related materials that are available from the Information Agent. Copies of the tender offer materials are also available at www.dfking.com/lionsgate.

This press release is neither an offer to purchase nor a solicitation to buy any of the Notes, nor is it a solicitation for acceptance of the Offer. The Offer is not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. Neither of the Offeror or the Information Agent makes any recommendation in connection with the Offer.